

January 14, 2011

Keith Berman, President
instaCare Corp.
2660 Townsgate Road, Suite 300
Westlake Village, California 91361

> **Re: instaCare Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 12, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 16, 2010**
> **File No. 000-33187**

Dear Mr. Berman:

We have reviewed your filing and your letter dated December 22, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1. In addition to the comments presented in this letter, please amend your Form 10-K to address the comments in our letter dated November 16, 2010, as applicable.

Item 10. Directors, Executive Officers and Corporate Governance, page 33

2. We note your response to comment seven of our letter dated November 16, 2010 and reissue that comment. Please amend your Form 10-K to provide the specific experience, qualifications, attributes, or skills that led to the conclusion that each person should serve as a director of the Company at the time the disclosure is made. We note that you have provided background information and qualifications required by Item 401(e)(1), but have

not provided the specific aspects of each director's background and qualifications that led to your conclusion that such person should serve as a director for the Company.

Financial Statements

3. We note your response to our prior comment four. Please note that because you have registered securities which are being offered to your employees on a continuous basis, a consent from your independent accountant should be provided with subsequently filed periodic reports which include an audit report (e.g., your Form 10-K for the fiscal year ended December 31, 2009). Please revise or advise.

Form 10-Q for Fiscal Quarter Ended September 30, 2010
Item 4T – Controls and Procedures
Evaluation of Disclosure Controls and Procedures

4. We note your response to our prior comment 13 which states that an independent third party with expertise in regulatory compliance was engaged to review your Exchange Act filings for accuracy and completeness. Please note that effective controls and procedures ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Please tell us in reasonable detail how the engagement of this third party resulted in the achievement of effective disclosure controls and procedures. In the alternative, you may revise your conclusion regarding the effectiveness of your disclosure controls and procedures and provide management's remediation plans to address the material weaknesses that contributed to your revised conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz, accountant at (202) 551-3311 or Angela Halac, accounting reviewer at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi, examiner at (202) 551-3121 or David Link, legal reviewer at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds,
Assistant Director